Exhibit 99.1

NOTICE OF EXTRAORDINARY GENERAL MEETING OF SHAREHOLDERS

Pacific Drilling S.A.

Société anonyme

Registered Office: 37 rue d’Anvers, L-1130 Luxembourg

R.C.S. Luxembourg B 159.658

8 March 2012

Notice is hereby given to the shareholders that an

EXTRAORDINARY GENERAL MEETING

of the shareholders of Pacific Drilling S.A., (the “Company”) will be held at the Company’s registered office in Luxembourg on Thursday, 8 March 2012 at 5:00 p.m. Central European Time with the following

AGENDA

1.	To re-elect Ron Moskovitz whose current term is due to expire on 11 March 2012 as a director for a term commencing on 12 March 2012 and ending at the Annual General Meeting of the Company in 2013;

2.	To re-elect Christian J. Beckett whose current term is due to expire on 11 March 2012 as a director for a term commencing on 12 March 2012 and ending at the Annual General Meeting of the Company in 2013;

3.	To re-elect Laurence N. Charney whose current term is due to expire on 05 April 2012 as a director for a term commencing on 06 April 2012 and ending at the Annual General Meeting of the Company in 2013;

4.	To re-elect Jeremy Asher whose current term is due to expire on 05 April 2012 as a director for a term commencing on 06 April 2012 and ending at the Annual General Meeting of the Company in 2013;

5.	To re-elect Paul Wolff whose current term is due to expire on 05 April 2012 as a director for a term commencing on 06 April 2012 and ending at the Annual General Meeting of the Company in 2013;

6.	To re-elect Cyril Ducau whose current term is due to expire on 05 April 2012 as a director for a term commencing on 06 April 2012 and ending at the Annual General Meeting of the Company in 2013;

7.	To re-elect Sarit Sagiv whose current term is due to expire on 05 April 2012 as a director for a term commencing on 06 April 2012 and ending at the Annual General Meeting of the Company in 2013.

Luxembourg, 28 February 2012

/s/ Christian J. Beckett
Christian J. Beckett
Executive Director, Chief Executive Officer

Notes:

1.	The Company has fixed the close of business on February 27, 2012, as the record date for the determination of the shareholders entitled to vote at the Extraordinary General Meeting or any adjournment thereof.

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2.	At the extraordinary general meeting, each of the proposed resolutions shall be adopted by a simple majority vote and each share is entitled to one vote.

3.	No Shareholder shall be entitled to attend unless written notice of the intention to attend and vote in person or by proxy, together with the power of attorney or other authority (if any) under which it is signed, or a notarially-certified copy of that power of attorney, is sent to the Company, to reach the Registered Office by not later than 72 hours before the time for holding the meeting. A shareholder may grant a written proxy or power of attorney to another person, shareholder or otherwise, in order to be represented at the meeting.

4.	A Form of Proxy is enclosed for use by holders of shares registered in The Norwegian Central Securities Depository in connection with the business set out above and should be returned to DNB Bank ASA, Registrars Dept., Stranden 21, 0021 Oslo, Norway or alternatively sent by facsimile (+47) 22 94 90 20 within the aforementioned date and time. Holders of shares registered in the United States should vote according to the separate voting instructions provided.

The following information is applicable to holders of shares registered in the United States only:

We are pleased to take advantage of the Securities and Exchange Commission rule allowing companies to furnish proxy materials to their shareholders via the internet. We believe that this e-proxy process will expedite shareholders’ receipt of proxy materials and lower the costs and reduce the environmental impact of our Extraordinary General Meeting. Accordingly, we have mailed to our shareholders of record and beneficial owners a Notice of Internet Availability of Proxy Materials containing instructions on how to access the attached proxy statement and how to vote online.

YOUR VOTE IS IMPORTANT. PLEASE VOTE YOUR SHARES PROMPTLY. TO VOTE YOUR SHARES, IF YOU ARE A SHAREHOLDER REGISTERED IN THE UNITED STATES YOU CAN USE THE INTERNET AS DESCRIBED IN THE NOTICE OF INTERNET AVAILABILITY OF PROXY MATERIALS AND ON YOUR PROXY CARD; CALL THE TOLL-FREE TELEPHONE NUMBER AS DESCRIBED ON YOUR PROXY CARD; OR COMPLETE, SIGN AND DATE YOUR PROXY CARD AND RETURN YOUR PROXY CARD BY MAIL.

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INFORMATION CONCERNING SOLICITATION AND VOTING FOR THE EXTRAORDINARY GENERAL

MEETING OF SHAREHOLDERS (THE “MEETING’) OF PACIFIC DRILLING S.A.

COMPANY PROPOSALS

PROPOSALS 1, 2, 3, 4, 5, 6 AND 7 - ELECTION OF DIRECTORS

The Board has nominated the seven persons listed below for re-election as Directors of the Company. All nominees are presently members of the Board of Directors.

Mr. Charney, Mr. Asher and Mr. Wolff meet the independence standards for directors established by the United States Securities and Exchange Commission and by the New York Stock Exchange on which the Company is listed.

As provided in the Company’s Articles of Association, each Director is elected pursuant to a general meeting of our shareholders. If the office of a Director becomes vacant, the other members of our Board of Directors, acting by a simple majority, may fill the vacancy on a provisional basis until a new director is appointed at the next general meeting of shareholders.

Nominees For Election To The Company’s Board Of Directors

Information concerning the nominees for Directors of the Company is set forth below:

Name	Age	Director Since	Title

Ron Moskovitz	49	2011	Chairman

Christian J. Beckett	43	2011	Executive Director, Chief Executive Officer

Laurence N. Charney	64	2011	Director

Jeremy Asher	53	2011	Director

Paul Wolff	64	2011	Director

Cyril Ducau	33	2011	Director

Sarit Sagiv	43	2011	Director

Ron Moskovitz. Mr. Moskovitz was appointed as a director of the Company in March 2011. Mr. Moskovitz is the Chief Executive Officer of Quantum Pacific Advisory Limited, a member of the Quantum Pacific Group, and serves as a board member of Israel Corp., Israel’s largest holding company with its core holdings focused on industries that meet basic human, industrial and economic needs (e.g., fertilizers and specialty chemicals, energy, shipping and transportation), and TowerJazz Semiconductor Ltd., a pure-play independent specialty foundry dedicated to the manufacture of semiconductors, each of which may be considered as affiliates of the Idan Ofer family. From July 2002 until November 2007, Mr. Moskovitz served as Senior Vice President and Chief Financial Officer of Amdocs Limited. From 1998 until July 2002, he served as Vice President of Finance at Amdocs, and between 1994 and 1998 he held various senior financial positions at Tower Semiconductor Ltd. Mr. Moskovitz is a CPA in Israel and holds a BA in Accounting and Economics from Haifa University and an MBA from Tel Aviv University.

Christian J. Beckett. Mr. Beckett has served as our Chief Executive Officer since April 2008 and as a member of our Board of Directors since March 2011. Mr. Beckett has over 20 years experience in the energy industry. Prior to joining us, he led the Strategic Business Development and Planning group at Transocean Ltd. from 2004 to 2008. Mr. Beckett served at McKinsey & Company, Inc. from 2001 to 2004, where he provided strategic and operating advice to global energy companies and governments, and from 1990 to 2001 at Schlumberger Limited in a series of international management roles with increasing responsibilities. Mr. Beckett holds a Bachelor of Science in Exploration Geophysics from University College London and a Masters of Business Administration from Rice University.

Laurence N. Charney. Mr. Charney was appointed as a director of the Company in April 2011. Mr. Charney retired from Ernst & Young in June 2007, where, over the course of his more than 35-year career, he served as Partner, Practice

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Leader and Senior Advisor. Since his retirement from Ernst & Young, Mr. Charney has served as a business strategist and financial advisor to boards, senior management and investors of early stage ventures, private businesses and small to mid-cap public corporations across the consumer products, energy, real estate, high-tech/software, media/entertainment, and non-profit sectors. His most recent affiliations have included board tenures with Marvel Entertainment, Inc., Pure BioFuels, Inc., Mrs. Fields Original Cookies and UJA Federation of New York. He was recently appointed to the board of Iconix Brand Group, Inc. Mr. Charney is a graduate of Hofstra University with a Bachelors Degree in Business Administration (Accounting), and he also completed an Executive Masters program at Columbia University. Mr. Charney maintains active membership with the American Institute of Certified Public Accountants and New York Society of Certified Public Accountants.

Jeremy Asher. Mr. Asher was appointed as a director of the Company in April 2011. Mr. Asher is currently Chairman of Agile Energy Limited, a privately held energy investment company; a director of Tower Resources plc, an oil & gas exploration company; a director of Better Place BV, a company promoting and enabling the mass deployment of electric cars; and an advisor to Oil Refineries Limited, an independent refiner and petrochemicals producer. Until 2010, he also served as a director of Gulf Keystone Petroleum Ltd., another oil and gas exploration company; and until 2008 he served as a director of Process Systems Enterprise Limited, a developer of process simulation software. Between 2001 and the present, Mr. Asher has also served as a director and financial investor in various other enterprises. From 1998 until 2001, Mr. Asher served as the Chief Executive Officer of PA Consulting Group, where he oversaw PA’s globalization and growth from 2,500 to nearly 4,000 employees, and negotiated and managed the integration of PA’s acquisition of Hagler Bailly, Inc. Between 1990 and 1997 he acquired, developed and sold the 275,000 bbl/d Beta oil refinery at Wilhelmshaven in Germany. Prior to that, in the late 1980’s, Mr. Asher ran the global oil products trading business of what is now Glencore AG and, prior to that, spent several years as a consultant at what is now Oliver Wyman. Mr. Asher is a graduate of the London School of Economics and holds an MBA from Harvard Business School. He is also a member of the London Business School’s Global Advisory Council and serves as a member of the Engineering Advisory Board of Imperial Innovations plc, the commercial arm of Imperial College.

Paul Wolff. Mr. Wolff was appointed as a director of the Company in April 2011. Since 2006, Mr. Wolff has served as an independent director and private investor in different financial and industrial companies. From 1971 to 2006, he worked in the banking sector in which he held various responsibilities in corporate and private banking. He served as a Managing Director of Mees Pierson, headed the Trust Business and was Head of Private Banking and Asset Management. Mr. Wolff has a degree in Commercial Engineering from University of Louvain, a Masters of Business Administration from INSEAD Fountainebleau, and Advanced Management Program from Harvard.

Cyril Ducau. Mr. Ducau was appointed as a director of the Company in April 2011. Mr. Ducau is Head of Business Development of Quantum Pacific Advisory Limited, part of the Quantum Pacific Group, a position he has held since June 2008. Prior to joining Quantum Pacific Advisory Limited, Mr. Ducau was Vice President in the investment banking division of Morgan Stanley & Co. International Ltd. in London and during his tenure there from 2000 to 2008, he held various positions in the Capital Markets, Leveraged Finance and Mergers and Acquisitions teams and worked on the execution of more than 50 financial transactions for European corporations. Prior to that, Mr. Ducau gained experience in consultancy working for Arthur D. Little in Munich and investment management with Credit Agricole UI Private Equity in Paris. Mr. Ducau graduated from ESCP Europe Business School (Paris, Oxford, Berlin) and holds a MSc in business administration and a Diplom Kaufmann.

Sarit Sagiv. Ms. Sagiv was appointed as a director of the Company in April 2011. Ms. Sagiv recently joined Quantum Pacific Advisory Limited, part of the Quantum Pacific Group. Prior to joining Quantum Pacific Group, from September 2007 until September 2010, Ms. Sagiv served as Vice President Finance of Amdocs Limited, and from December 2006 until September 2007, she served as Finance Director of a business division of Amdocs Limited. Ms. Sagiv also held senior financial positions in public global high-tech companies including Chief Financial Officer of Orad Hi-Tec Systems Ltd., and Chief Financial Officer of Cimatron Ltd. She also served as Corporate Controller of Makhteshim-Agan Industries Ltd. Ms. Sagiv holds a Bachelor in Accounting and Economics, a Masters in Business Administration from Tel Aviv University and a MA degree in law from Bar Ilan University. She is also a Certified Public Accountant in Israel.

OTHER BUSINESS

Management knows of no business that will be presented for consideration at the Extraordinary General Meeting other than that stated in the Notice of Extraordinary General Meeting.

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PROXY FORM

PACIFIC DRILLING S.A. (the “Company”)

Proxy Solicited for Extraordinary General Meeting 8 March 2012

The undersigned hereby authorise DNB Bank ASA to constitute and appoint any director, Chief Financial Officer or Secretary of the Company, any employee of Centralis (Luxembourg) or any lawyer of Loyens & Loeff of Luxembourg each acting under his/her sole signature, to represent the undersigned at the Extraordinary General Meeting of shareholders of the Company to be held at 37 rue d’Anvers, L-1130 Luxembourg at 5:00 p.m. (local time) or any adjournment thereof, for the purposes set forth below and in the Notice of Extraordinary General Meeting issued by the Corporation on 28 February 2012.

☒ Please mark your votes as in this example.

Item	Resolutions	FOR	AGAINST	ABSTAIN
1.	To re-elect Ron Moskovitz whose current term is due to expire on 11 March 2012 as a director for a term commencing on 12 March 2012 and ending at the Annual General Meeting of the Company in 2013;
2.	To re-elect Christian J. Beckett whose current term is due to expire on 11 March 2012 as a director for a term commencing on 12 March 2012 and ending at the Annual General Meeting of the Company in 2013;
3.	To re-elect Laurence N. Charney whose current term is due to expire on 05 April 2012 as a director for a term commencing on 06 April 2012 and ending at the Annual General Meeting of the Company in 2013;
4.	To re-elect Jeremy Asher whose current term is due to expire on 05 April 2012 as a director for a term commencing on 06 April 2012 and ending at the Annual General Meeting of the Company in 2013;
5.	To re-elect Paul Wolff whose current term is due to expire on 05 April 2012 as a director for a term commencing on 06 April 2012 and ending at the Annual General Meeting of the Company in 2013;
6.	To re-elect Cyril Ducau whose current term is due to expire on 05 April 2012 as a director for a term commencing on 06 April 2012 and ending at the Annual General Meeting of the Company in 2013;
7.	To re-elect Sarit Sagiv whose current term is due to expire on 05 April 2012 as a director for a term commencing on 06 April 2012 and ending at the Annual General Meeting of the Company in 2013.

Signature(s)                                                                                            Date:

Note:	Please sign exactly as name appears above, joint owners should each sign. When signing as attorney, executor, administrator or guardian, please give full title as such.

Name of shareholder in block letters:

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